Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05007326

April 12th, 2005

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated February 21st, 2005.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on February 22nd, the Board of Directors of Sogecable agreed to ask the Spanish Council of Ministers to amend the conditions in relation of the restrictions on the number of hours of open broadcasting.

(ii) Notice issued on February 22nd, the agreements adopted by the Board of Directors of Sogecable.

(iii) Notice issued on April 4th, Sogecable acquires an additional 2,25% stake in CanalSatélite Digital.

(iv) Notice issued on April 6th, 2005, the Board of directors of Sogecable agreed to refer to the Annual General Meeting to be held on April 27th,2005 a proposal for a capital increase to be used to prepay the shareholder loans funded by Prisa, Telefónica and Vivendi Universal

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The second half year report of 2004.

dlw 4/20

Avda. de los Artesanos nº6 - 28760. Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 736 89 05

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,



Iñigo Dago
General Secretary

Tres Cantos (Madrid), February 22, 2005

COMMUNICATION OF IMPORTANT INFORMATION

The Board of Directors of SOGECABLE, in its meeting held today, has agreed to ask the Spanish Council of Ministers to amend the conditions laid down in the public television service provision under the indirect management agreement, signed on October 3, 1989 between the State (Ministry for Transport, Communications and Transportation) and Sogecable (formerly Sociedad General de Televisión Canal Plus, S.A.), in respect of the removal of the restrictions on the number of hours of open broadcasting contained in said agreement..

Tres Cantos (Madrid), February 22, 2005

COMMUNICATION OF IMPORTANT INFORMATION

The Board of Directors of SOGECABLE, in its meeting held today, has adopted the following agreements:

- To convene the General Shareholders' Meeting to be held in Tres Cantos (Madrid) at the first call on the 26th day of April of the year 2005 at 12:30 pm and at second call on the 27th day of April of the year 2005 at the same time. **The Meeting will foreseeably be held at the second call, that is on Wednesday April 27, 2005 at 12:30 pm**. The Agenda for the Meeting is as follows:

1. *To examine and approve, if appropriate, the Annual Accounts – the Balance Sheet, the Profit and Loss Account and the Company Report, as well as the Management Report, both of the Company and of its consolidated group corresponding to the financial year 2004, and the proposal for the application of the results.*

2. *The approval of the management of the Board of Directors during the financial year 2004.*

3. *The re-appointment or non-continuation of Directors.*

4. *The adoption of those agreements that arise regarding the auditing of the Company Accounts and of the consolidated group, under the scope of that laid down in Article 42 of the Commercial Code and Article 204 of the Law of Limited Liability Companies (Sociedades Anónimas).*

5. *The ratification of the full transfer to Sogecable, S.A. of the assets and liabilities of the following companies: "Gestión de Derechos Audiovisuales y Deportivos, S.A.", "Servicios Técnicos de Sogecable, S.L.", "Cable Antena, S.A." and "Plataforma Logistica de Usuarios de Sogecable, S.L." of which the Company was previously the sole shareholder, 'dissolved without liquidation' during the restructuring and streamlining process of the Group, as well as of the management of the Board of directors in this matter.*

6. *The amendment of Article 5 (share capital) of the Articles of Association in order to reflect the legal admissibility of issuing redeemable shares without voting rights.*

7. *The capital increase to the amount of 3,141,188 euros, by means of issuing 1,570,594 redeemable class B shares of series B2005, B2006, B2007 and B2008 of 2 euros face values and 0.5 euros issue premium each one; the total exclusion of issue with pre-emptive rights since these new shares are intended to cover options on shares as approved in the General Shareholders' Meeting on May 13, 2003; the forecast for incomplete subscription; setting the conditions for redemption; the delegation of powers to the Board of Directors in order to execute the capital increase, including the amendment of Article 5 of the Articles of Association.*

8. *The authorisation of derivative acquisition, whether direct or indirect, of own shares within the legal limits and requirements. Thus said authorisation of its own shares as granted in the General Shareholders' Meeting of March 16, 2004 will not be effective in respect of that part which remains unused.*

9. *The authorisation of the Board of Directors of the Company, in the broadest possible terms, to fully develop and execute the agreements above, expressly including the exercise of the powers to interpret, rectify and complete the same before the Notary Public.*

In accordance with that established in the third additional provision of Royal Decree 291/1992 of March 27, Sogecable, S.A. will submit to the respective Leading Companies on the Stock Exchange and to the National Securities Exchange Commission, no later than the date of publication of the announcement of the calling of the General Meeting, its annual accounts and both individual and consolidated management reports, together with the corresponding Audit Reports.

- To jointly empower the Chairman, the Managing Director and the General Secretary to the Board of Directors so that any of them, indistinctly, may answer on behalf of the Board of Directors, all those questions and requests for information that may be made by the shareholders under the scope of Article 112 of the Limited Liability Companies Act (Ley de Sociedades Anónimas).

- To approve the Annual Report of Corporate Governance for the financial year 2004, as stated in Article 116 of the Securities Market Act. A copy of said report is duly attached.

Tres Cantos (Madrid), April 4, 2005

OTHER COMMUNICATIONS

SOGECABLE, S.A. has increased to 85.5% its participation in the share capital of Canal Satélite Digital, S.L., the satellite subscription digital television platform and distributor of Digital +.

SOGECABLE, S.A. until such time, held an 83.25% shareholding in the capital of Canal Satélite Digital, S.L., which, by means of the purchase of the shareholding of Antena 3 de Televisión, S.A. (2.25%) in the capital of said company, has thus increased to 85.5%.

Tres Cantos (Madrid), April 6, 2005

COMMUNICATION OF IMPORTANT INFORMATION

Within the framework of refinancing the Company's debts, the Board of Directors, in their meeting held as at today's date, has agreed to submit an authorisation agreement to the General Shareholders' Meeting to be held on April 27, 2005 next, in order to execute a capital increase for the purpose of the early amortisation of the particpative loans granted by the principal shareholders: PRISA, Telefónica de Contenidos and Vivendi Universal, as stated in Heading VI.7 of the informative brochure regarding the capital increase, as authorised in the General Shareholders' Meeting held on May 13, 2003 and ratified by the National Securities Exchange Commission on July 1, 2003. Due to the nature of said loans under the scope of Royal Decree Act 7/1996 of June 7, any early amortisation requires an increase in the own shares of the Company, of at least the same amount. The purpose is the capital increase is thus the early amortisation of the afore-mentioned participative loans (which as at March 31 showed a balance of 177.8 million euros), with the resulting reduction in financing costs for the Company.

Given that the Board of Directors in its meeting held on February 22, 2005 agreed to call the General Shareholders' Meeting and set the agenda for the same, the Board in today's meeting, has agreed to include a new proposal, the eighth one, in the agenda for the calling of the General Meeting, which was approved in the previous meeting and notified to the National Securities Exchange Commission the same day. The addition of a new point 8 regarding the authorisation for the Board to carry out a capital increase as indicated above means the correlative amendment of the following points in the agenda.

In consequence, the agreement to convene the General Shareholders' Meeting reads as follows:

"To convene the General Shareholders' Meeting to be held in Tres Cantos (Madrid) at the first call on the 26th day of April of the year 2005 at 12:30 pm and at second call on the 27th day of April of the year 2005 at the same time. ***The Meeting will foreseeably be held at the second call, that is on Wednesday April 27, 2005 at 12:30 pm.*** *The Agenda for the Meeting is as follows:*

1. *To examine and approve, if appropriate, the Annual Accounts – the Balance Sheet, the Profit and Loss Account and the Company Report, as well as the Management Report, both of the Company and of its consolidated group corresponding to the financial year 2004, and the proposal for the application of the results.*

2. *The approval of the management of the Board of Directors during the financial year 2004.*

3. *The re-appointment or non-continuation of Directors.*

4. *The adoption of those agreements that arise regarding the auditing of the Company Accounts and of the consolidated group, under the scope of that laid down in Article 42 of the Commercial Code and Article 204 of the Law of Limited Liability Companies (Sociedades Anónimas).*

5. *The ratification of the full transfer to Sogecable, S.A. of the assets and liabilities of the following companies: "Gestión de Derechos Audiovisuales y Deportivos, S.A.", "Servicios Técnicos de Sogecable, S.L.", "Cable Antena, S.A." and "Plataforma Logística de Usuarios de Sogecable, S.L." of which the Company was previously the sole shareholder, 'dissolved without liquidation' during the restructuring and streamlining process of the Group, as well as of the management of the Board of Directors in this matter.*

6. *The amendment of Article 5 (share capital) of the Articles of Association in order to reflect the legal admissibility of issuing redeemable shares without voting rights.*

7. *The capital increase to the amount of 3,141,188 euros, by means of issuing 1,570,594 redeemable class B shares of series B2005, B2006, B2007 and B2008 of 2 euros face values and 0.5 euros issue premium each one; the total exclusion of issue with pre-emptive rights since these new shares are intended to cover options on shares as approved in the General Shareholders' Meeting on May 13, 2003; the forecast for incomplete subscription; setting the conditions for redemption; the delegation of powers to the Board of Directors in order to execute the capital increase, including the amendment of Article 5 of the Articles of Association.*

8. *The delegation of the power to the Board of directors to agree the share capital increase to the amount of twenty million euros, including the power to exclude the issuing of pre-emptive rights.*

9. *The authorisation of derivative acquisition, whether direct or indirect, of own shares within the legal limits and requirements. Thus said authorisation of its own shares as granted in the General Shareholders' Meeting of March 16, 2004 will not be effective in respect of that part which remains unused.*

10. *The authorisation of the Board of Directors of the Company, in the broadest possible terms, to fully develop and execute the agreements above, expressly including the exercise of the powers to interpret, rectify and complete the same before the Notary Public.*

As was stated in the communication made on February 22, 2005, in accordance with that established in the third additional provision of Royal Decree 291/1992 of March 27, Sogecable, S.A. will submit to the respective Leading Companies on the Stock Exchange and to the National Securities Exchange Commission, no later than the date of publication of the announcement of the calling of the General Meeting, its annual accounts and both individual and consolidated management reports, together with the corresponding Audit Reports.

SECURITY REFERENCE:

GENERAL

VERSION 3.2.2

INFORMATION CONCERNING:

HALF-YEAR	2	**YEAR**	**2004**

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S.A.

Company Registered Office:	**TAX nº**
AVENIDA DE LOS ARTESANOS, 6. 28760 TRES CANTOS - MADRID	A 79114815

Persons assuming responsibility for this information, responsible for holding and identifying the *powers or faculties by which they hold the representation of the company:*	**Signature:**
IÑIGO DAGO ELORZA - General Secretary. Powers of representation according to the public instrument dated 26/02/2001, protocol nr. 655. FERNANDO MARTÍNEZ ALBACETE - Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol nr. 3.475	

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII. Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120		

II) VARIATION IN THE COMPANIES COMPRISED BY THE CONSOLIDATED GROUP (19)

The main variations in the consolidation of the SOGECABLE Group during the financial year 2004 are the following:

- In October 2004, Sogepaq, S.A. acquired a 51% shareholding of StudioCanal, S.A. (France) in the share capital of StudioCanal Spain, S.L., a company registered in Madrid the activity of which consists of the management and distribution of audiovisual productions. As a result of the acquisition, Sogepaq, S.A. held the full 100% of the share capital of StudioCanal Spain, S.A., a company which has been integrated in the SOGECABLE Group by means of the method of global integration as of December 31, 2004.

- During the financial year 2004, Sogecable, S.A. sold 50% of its shareholding in the company Euroleague Marketing, S.L. to Mediacom Servicios de Comunicaci6n, S.L., a company of the Mediapro Group. As a result of this sale, Euroleague arketing, S.L. forms part of the SOGECABLE Group by means of the method of equivalence as of December 31, 2004. As was indicated in the consolidated annual accounts information published corresponding to the financial year 2003, it was incorporated in that financial year by means of the method of equivalence in spite of the fact that Sogecable, S.A. held 99.9% of said company, since it was involved in the process of negotiating its sale.

III) BASIS OF PRESENTATION AND VALUATION STANDARDS

(In the preparation of the data and information of a financial-accounting nature included in the present periodic public information, those principles, valuation guidelines and accounting criteria that are laid down in the regulation in force should be applied in the preparation of information of a financial-accounting nature to be included in the annual accounts and interim financial statements corresponding to the sector that the entity belongs to. If, in exceptional circumstances, the generally accepted principles and criteria of accounting required by the corresponding regulation in force were not applied to the data and information attached hereto, this fact must be indicated and appropriately justified, explaining the affect that this non-application may have on the net wealth, the financial statements and the results of the company or its consolidated group. In addition, and with a scope similar to the above, those modifications should be noted and commented on which, if appropriate, and in relation to the last audited annual accounts, may have taken place in the accounting criteria used in the preparation of the attached information. If the same accounting principles, criteria and policies have been applied as in the last annual accounts, and should these correspond to those laid down in the accounting regulation in force which should be applied to the entity, then please indicate this expressly).

In the preparation of the data and information of a financial-accounting nature included in the present periodic public information, those principles, valuation guidelines and criteria laid down in the regulation in force have been applied in the preparation of information of a financial-accounting nature to be incorporated in the annual accounts and the interim financial statements.

Likewise, in the preparation of this financial information, the same accounting principles, criteria and policies have been applied as in the last annual accounts, in accordance with that laid down in the accounting regulation in force.

Subsequent to the publication of the financial information corresponding to the financial year 2004 which was to the National Securities Exchange Commission on February 22, 2005, the economic data corresponding to the consolidated balance sheet at September 30, 2003 appeared on Page 14 of Appendix I as the consolidated balance sheet for the Group at December 31, 2003. On February 23, 2005, SOGECABLE attached an amended version of Appendix I in which this error has been rectified.

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	5.346	8.941
II. Tied-up non-material assets	0220	93.766	96.353
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	93.766	96.353
III. Tied-up material assets	0230	4.685	4.139
IV. Tied-up financial assets	0240	1.823.653	1.654.678
V. Own long term shares	0250		649
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	**1.927.450**	**1.764.760**
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS (2)	0280	30.857	37.020
I. Shareholders by required subscription	0290		
II. Stocks	0300	134.919	147.782
III. Debtors	0310	310.751	456.446
IV. Short term financial investments	0320	101	4
V. Own short term shares	0330		
VI. Treasury	0340	410	538
VII. Adjustments for periodification	0350	13.278	13.770
D) ASSETS IN CIRCULATION	0360	**459.459**	**618.540**
TOTAL ASSETS (A + B + C + D)	0370	**2.417.766**	**2.420.320**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	252.009	252.009
II. Reserves	0510	597.508	593.500
III. Results prev. Financial years	0520	-424.341	-103.639
IV. Period result	0530	-157.193	-320.702
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	**267.983**	**421.168**
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590	31.983	33.283
C) PROVISIONS FOR RISKS & EXPENSES	0600	61.758	47.980
I. Issue obligations & other negotiable stock	0610		
II. Debts with credit entities	0615	1.120.000	1.100.000
III. Debts with Group Companies & Associates	0620		
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	388.408	354.716
D) LONG TERM CREDITORS	0640	**1.508.408**	**1.454.716**
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	29.919	13.782
III. Debts with Group Companie & Associates	0660	258.231	183.570
IV. Commercial creditors	0665	217.810	236.732
V. Other short term debts	0670	24.075	18.428
VI. Adjustments for periodification	0680	17.599	10.661
E) SHORT TERM CREDITORS (4)	0690	**547.634**	**463.173**
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2.417.766**	**2.420.320**

V. INDIVIDUAL COMPANY RESULTS

Units: Thousand of Euros

	Code	CURRENT FINANCIAL YEAR Amount	CURRENT FINANCIAL YEAR %	PREVIOUS FINANCIAL YEAR Amount	PREVIOUS FINANCIAL YEAR %
+ Net Business Figure (5)	0800	934.151	100,00%	739.796	100,00%
+ Other earnings (6)	0810	12	0,00%		0,00%
+/- Variation all Stocks	0820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	0830	**934.151**	100,00%	**739.796**	100,00%
- Net Purchases	0840	-613.215	-65,64%	-488.378	-66,02%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-210.821	-22,57%	-172.091	-23,26%
= ADJUSTED ADDED VALUE	0870	**110.115**	11,79%	**79.327**	10,72%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-63.192	-6,76%	-57.023	-7,71%
= GROSS OPERATING RESULTS	0900	**46.923**	5,02%	**22.304**	3,01%
- Endowment Real Estate Amort	0910	-16.653	-1,78%	-18.337	-2,48%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation in Circulation (9)	0920		0,00%		0,00%
= NET OPERATING RESULT	0930	**30.270**	3,24%	**3.967**	0,54%
+ Financial Earnings	0940	64.743	6,93%	52.323	7,07%
- Financial Overheads	0950	-123.530	-13,22%	-56.774	-7,67%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= RESULTS ORDINARY ACTIVITIES	1020	**-28.517**	-3,05%	**-484**	-0,07%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021		0,00%	-55.109	-7,45%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	-130.615	-13,98%	-204.378	-27,63%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-36.786	-3,94%	-151.525	-20,48%
= RESULTS BEFORE TAXES	1040	**-195.918**	-20,97%	**-411.496**	-55,62%
+/- Company Taxes and Others	1042	38.725	4,15%	90.794	12,27%
= RESULT OF FINANCIAL YEAR	1044	**-157.193**	-16,83%	**-320.702**	-43,35%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Thousand of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	147.304	186.533
II. Tied-up Non-material assets	1220	285.417	417.374
II.1. Property rights under financial lease	1221	20.037	254.219
II.2. Other non-material real estate	1222	265.380	163.155
III. Tied-up material assets	1230	227.855	283.157
IV. Tied-up financial assets	1240	1.339.112	1.254.501
V. Long term holding co. shares	1250		649
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	**1260**	**1.999.688**	**2.142.214**
C) CONSOLIDATED GOODWILL	1270		461
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	47.475	57.027
I. Shareholders by required subscription	1290		
II. Stocks	1300	144.977	161.570
III. Debtors	1310	317.975	439.749
IV. Short term financial investments	1320	174	1.654
V. Own short term shares	1330		
VI. Treasury	1340	3.599	4.457
VII. Adjustments for periodification	1350	12.930	14.149
E) ASSETS IN CIRCULATION	**1360**	**479.655**	**621.579**
TOTAL ASSETS (A + B + C + D + E)	**1370**	**2.526.818**	**2.821.281**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	252.009	252.009
II. Reserves Holding Co.	1510	173.167	489.861
III. Reserves Consolidated Cos (16)	1520	-5.862	3.066
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-156.234	-329.630
VI. Dividends issued in FY	1550		
A) OWN FUNDS	**1560**	**263.080**	**415.306**
B) EXTERNAL PARTNERS	1570	26.655	26.396
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	38.464	41.270
E) PROVISIONS FOR RISKS & OVERHEADS	1600	46.183	20.564
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	1.126.036	1.110.556
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	430.464	403.319
F) LONG TERM CREDITORS	**1640**	**1.556.500**	**1.513.875**
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	37.258	27.870
III. Commercial Creditors	1665	498.563	697.788
IV. Other short term debts	1670	34.417	49.542
V. Adjustments for periodification	1680	25.698	28.670
G) SHORT TERM CREDITORS (4)	**1690**	**595.936**	**803.870**
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	**1700**	**2.526.818**	**2.821.281**

V. GROUP CONSOLIDATED RESULTS CURRENT FINANCIAL YEAR

Units: Thousand of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	1.414.273	100,00%	1.169.225	100,00%
+ Other earnings (6)	1810	3.733	0,26%	4.705	0,40%
+/- Variation All Stocks	1820		0,00%		0,00%
= **TOTAL PRODUCTION VALUE**	1830	**1.418.006**	100,26%	**1.173.930**	100,40%
- Net Purchases	1840	-800.073	-56,57%	-691.641	-59,15%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-262.986	-18,60%	-290.919	-24,88%
= **ADJUSTED ADDED VALUE**	1870	**354.947**	25,10%	**191.370**	16,37%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-113.646	-8,04%	-103.611	-8,86%
= **GROSS OPERATING RESULTS**	1900	**241.301**	17,06%	**87.759**	7,51%
- Endowment Real Estate Amortised	1910	-292.924	-20,71%	-256.561	-21,94%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation in Circulation (9)	1920		0,00%		0,00%
= **NET OPERATING RESULT**	1930	**-51.623**	-3,65%	**-168.802**	-14,44%
+ Finantial Earnings	1940	9.881	0,70%	21.412	1,83%
- Financial Overheads	1950	-126.856	-8,97%	-89.735	-7,67%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-10.892	-0,77%	-31.320	-2,68%
- Amortised Consolidated Goowill	2000	-461	-0,03%	-1.456	-0,12%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= **RESULT ORDINARY ACTIVITIES**	2020	**-179.951**	-12,72%	**-269.901**	-23,08%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021	-258	-0,02%	-76.672	-6,56%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023		0,00%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	-48.158	-3,41%	-150.088	-12,84%
= **CONSOLIDATED RESULTS BEFORE TAXES**	2040	**-240.644**	-17,02%	**-501.097**	-42,86%
+/- Tax on Profits	2042	76.171	5,39%	166.998	14,28%
= **CONSOLIDATE RESULT OF Financial Year**	2044	**-164.473**	-11,63%	**-334.099**	-28,57%
+/- Results Attributed to External Partners	2050	8.239	0,58%	4.469	0,38%
= **RESULT OF FINANCIAL YEAR ATTRIBUTED**	2060	**-156.234**	-11,05%	**-329.630**	-28,19%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
	2100				
SUBSCRIBERS	2105	431.965	417.485	1.059.461	889.874
ADVERTISING	2110	52.574	41.412	56.635	45.644
OTHERS	2115	449.612	280.899	298.177	233.707
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	934.151	739.796	1.414.273	1.169.225
Domestic Market	2160	934.151	739.796	1.414.273	1.169.225
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
TOTAL PERSONS EMPLOYED	3000	1.098	1.014	1.863	1.686

VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Euros per share (x,xx)	Amount (thousand of euros)
1. **Ordinary shares**	3100			
2. **Preference shares**	3110			
3. **Shares without voting right**	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

Appendix on next page

X. SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quioted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220		X
4. Increases and reductions in share capital or in the value of the titles	3230		X
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330		X
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends in 2004

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE APPENDIX II

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report).


Sogecable

Consolidated results as of December 31st 2004

Fourth Quarter of 2004

February 22nd 2005

SOGECABLE

Consolidated results as of December 31st 2004 – Fourth Quarter of 2004

During the last quarter of 2004, Sogecable increased its subscriber base, confirming the change in tendency already started in September 2004, and thus concluding the period of subscriber integration carried out during the previous quarters.

The factors that provoked this favourable trend were the good results of the new commercial products, the success of recruitment campaigns, and, in particular, the sharp reduction in the number of cancellations once the integration of the clients from *Vía Digital* had been completed.

Parallel to this, Sogecable ended year 2004 with a significant improvement in its operating results, achieving an EBITDA of 286.1 million euros, which represents an increase of 67.5% in comparison to the amount obtained in 2003, and reducing its net losses by more than 50%, accounting for a Consolidated After-tax results of –156.2 million euros.

Likewise, the process of restructuring its activities, begun in July 2003 after the integration of *Vía Digital*, concluded during this quarter after reaching the targets initially set.

On the other hand, the Board of Directors of Sogecable held today February 22nd 2005 decided to request to the Spanish cabinet the modification of the terms of the licence awarded to ***CANAL+***. The terms of exploitation are included in the contract signed between the State and Sogecable on October 3rd 1989 in order to allow a twenty-four hour free-to-air broadcasting, currently limited to six hours.


Sogecable

Commercial evolution as of

December 31st 2004

COMMERCIAL EVOLUTION

As of 31 December 2004, Sogecable had 2,094,000 subscribers according to the following progress and distribution,

	31-Dec-04	31-Dec-03	31-Dec-02	Dec.04 vs Dec.03	Dec.03 vs Dec.02
SOGECABLE	**2,093,817**	**2,343,902**	**1,871,526**	**-250,085**	**472,376**
DIGITAL+	1,652,573	1,795,686	1,220,669	-143,113	575,017
CANAL+ (Analogue)	441,244	548,216	650,857	-106,972	-102,641

NOTE:

The 2002 data correspond only to *Canal Satélite Digital*, Sogecable's previous digital offer.

The 2003 data include the integration of the *Vía Digital* subscriber base.

Evolution of the migration to digital 2004 / 2003


79%
21%


77%
23%

Dec-04

Dec-03

% Digital subscribers

% Analogue subscribers



As of 31 December 2004, the evolution in the number of **DIGITAL+** subscribers and their distribution by the content they view is as follows,

	31-Dec-04	31-Dec-03	31-Dec-02	Dec.04 vs Dec.03	Dec.03 vs Dec.02
DIGITAL+	**1,652,573**	**1,795,686**	**1,220,669**	**-143,113**	**575,017**
Premium subscribers	**1,430,357**	**1,377,694**	**1,167,450**	**52,663**	**210,244**
Basic subscribers	**222,216**	**417,992**	**53,219**	**-195,776**	**364,773**

NOTE: The 2002 data correspond only to *Canal Satélite Digital.*

The 2003 data include *Vía Digital* subscribers, although the distribution between "Premium" and "Basic" contents does not reflect these subscribers' selection, but rather content initially assigned by Sogecable for commercial purposes.

Throughout the last quarter of 2004, Sogecable increased its digital subscriber base by 48,000 new net subscribers reaching 1,653,000 households as of 31 December 2004.

During the third quarter of 2004, Sogecable finished the process of adaptation of the old subscribers of *Canal Satélite Digital* and *Vía Digital* to **DIGITAL +**, its new commercial offer. The process began in October 2003 and essentially coincided with the renewal of the yearly subscription contracts of these subscribers, affecting most particularly the old *Vía Digital* subscribers, whose contracts had a price lower than currently valid prices.

Since September 2004, and throughout the last quarter of that year, **DIGITAL+** has been continually increasing its client base from month to month, resuming its subscriber growth after the end of the adaptation process described in the preceding paragraph.

In this respect, throughout the year 2004, Sogecable completed the process of renewing the contracts of those clients subscribing to the offers existing before the launch of **DIGITAL+**. *Together with the subscribers joining the new offer since it was* launched, the **DIGITAL+** subscriber base breakdown is as follows as of 31 December 2004,

Digital subscriber breakdown as of December 31st 2004


DIGITAL+ TOTAL
DIGITAL+ DEPORTE
DIGITAL+ CINE
DIGITAL+ FAMILIAR
60%
27%
13%
CANAL+ TOTAL
CANAL+ DEPORTE
CANAL+ CINE
CANAL+ FAMILIAR
BASICO
BASICO CINE

According to the subscriber choice, 13% of them were viewing the contents of the **DIGITAL+ "Basic"** range of services as of 31 December 2004; 27% of the subscribers include in their selection the Sogecable's exclusive channels through the ***"CANAL+"*** range, and 60% of the clients had selected an option among the "**DIGITAL+**" range of packages, the ones that include the most complete contents, combining the services existing in the previous two ranges.

At the end of the third quarter of 2004, the percentage of subscribers who had selected the products belonging to the most complete **"DIGITAL+"** range was 57% of the total client base, reflecting an increase of 3% only throughout this quarter.

The increase in clients preferring the more extensive offers is the result of both new subscribers joining the services and requests for upgrades coming from subscribers previously enjoying other services. Throughout the quarter, the services of the **"DIGITAL+"** range were the ones that received most of the upgrading requests among digital clients previously subscribed to different offers.

Evolution of the subscriber breakdown as of December 31st 2004 vs 2003


Digital+ range
Canal+ range
Basic range
60 %
27 %
13 %
45 %
32 %
23 %
December 2004
December 2003

NOTE: In December 2003, the distribution between "Premium" and "Basic" contents does not reflect the subscribers' selections, but rather content initially assigned by Sogecable for commercial purposes. The data corresponding to the "Canal+" *range include subscribers to* Canal Satélite Digital *subscribed to similar choices of the previous offer.*

This process of progressively including additional contents, increasing the average revenue per subscriber, has made it possible for Sogecable to achieve an increase in its turnover, despite the reduction in the number of its clients during the process of adaptation of the old customers.

In this sense, the average fee per subscriber for monthly subscription presents a growth of 14.1% in the fourth quarter of 2004 in comparison to the levels obtained for the same period of the previous year, after the incorporation of the *Vía Digital* client base to the **DIGITAL+** service, which means a monthly fee increase of 5.3 euro per subscriber.

4Q04 vs 4Q03 ARPU comparison (€ / month)


€ 43.5
5.5
38.0
€ 49.5
6.2
43.3
4Q03
4Q04
PPV services
Subscription

Nonetheless, in comparison to the average revenue from monthly subscriptions existing during the second quarter of 2003, the last quarter prior to the new offer, the increase after a year and a half is 2%, equivalent to 1.0 euro per subscriber per month.

Specifically, the average monthly subscription revenue during the last quarter of 2004 was 43.3 euro, while the average amount of pay-per-view monthly revenue per subscriber came up to an average of 6.2 euro per subscriber per month during the quarter, in comparison to the 43.4 y 3.9 euro per client per month recorded during the previous quarter.

The main variation between both quarters is due to the sales of pay per view tickets of Spanish football league matches broadcasted throughout the last quarter since the kick-off of the football season in Spain on 29 August 2004.

Digital ARPU quarterly evolution (€ / month)


€ 37.7
€ 43.5
€ 50.7
€ 47.4
€ 47.3
€ 49.5
2.2
5.5
8.6
4.4
3.9
6.2
35.5
38.0
42.1
43.0
43.4
43.3
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
DIGITAL+ (Subscription)
PPV services

CANAL+

Since **DIGITAL+** was launched on 21 July 2003, ***CANAL+*** has increased its presence in pay-tv in Spain, standing out as the main driving force behind its growth, thanks to the continuous selection of higher-quality content. ***CANAL+*** represents the most accurate selection of high quality content for the Spanish market, for which reason it serves as the market reference.

The greater part of **DIGITAL+** subscribers select, among their options, choices that include ***CANAL+*** contents, the nine digital channels exclusively broadcasted on Sogecable's digital services.

The welcome of these contents by part of the new **DIGITAL+** subscribers has made it possible for ***CANAL+*** to have 1,872,000 clients as of 31 December 2004, 441,000 subscribed to its analogue service and 1,430,000 to its digital version.

CANAL+	31-Dec-04	31-Dec-03	31-Dec-02	Dec.04 vs Dec.03	Dec.03 vs Dec.02
TOTAL CANAL+	**1,871,601**	**1,925,910**	**1,818,307**	**-54,309**	**107,603**
Canal+ Digital	1,430,357	1,377,694	1,167,450	52,663	210,244
Canal+ Analogue	441,244	548,216	650,857	-106,972	-102,641

NOTE: *Canal+ Digital* data from 2002 correspond only to *Canal Satélite Digital.*
2003 data include *Vía Digital* subscribers receiving its signal, although these do not reflect a selection made by these subscribers, but rather content initially assigned by Sogecable for commercial purposes.

Growing interest in the digital contents of ***CANAL+*** through their exclusive distribution in the **DIGITAL+** offer has resulted in the fact that, as of 31 December 2004, subscribers to its analogue service only account for 24% of the total number of clients subscribed to the channel, in comparison to 28% that they stood at the end of 2003, mainly thanks to the success of subscriber migration campaigns.

CANAL+. Digital & analogue subscriber breakdown 4Q04 / 4Q03


76%
24%
72%
28%
% CANAL+ Digital
% CANAL+ Analogue
December 2004
December 2003


Sogecable

Consolidated Financial Results

as of December 31st 2004

FOURTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2004 & 2003 (October-December)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**392.8**	**360.4**	**32.4**	**9.0%**
Net Turnover	390.8	359.7	31.1	8.6%
Subscribers	*264.1*	*261.1*	*3.0*	*1.2%*
Advertising	*16.3*	*15.6*	*0.7*	*4.4%*
Other	*110.4*	*83.0*	*27.3*	*32.9%*
Other operating revenues	1.9	0.7	1.3	189.6%
OPERATING EXPENSES	**327.1**	**302.8**	**24.4**	**8.0%**
Purchases	233.9	209.9	24.0	11.4%
Personnel expenses	27.8	26.5	1.3	5.0%
Other operating expenses	65.5	66.4	-1.0	-1.5%
EBITDA	**65.6**	**57.6**	**8.0**	**13.9%**
Depreciation and amortisation	77.1	130.8	-53.7	-41.1%
OPERATING INCOME/LOSS (EBIT)	**-11.5**	**-73.2**	**61.7**	**-84.4%**
Financial results	-33.9	-37.8	3.8	-10.2%
Share in results of companies carried by the equity method	-1.8	-9.0	7.1	-79.8%
Amortisation of goodwill	-0.4	-0.3	-0.1	34.4%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-47.5**	**-120.2**	**72.6**	**-60.4%**
Extraordinary results	-11.5	-22.0	10.5	-47.6%
Restructuring expenses	-25.2	-139.4	114.2	-81.9%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-84.2**	**-281.6**	**197.4**	**-70.1%**
Corporate income tax	-36.4	-94.0	57.6	-61.3%
CONSOLIDATED INCOME/LOSS	**-47.9**	**-187.6**	**139.7**	**-74.5%**
Income/Loss attributed to minority interests	-0.6	-1.7	1.1	-66.5%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-47.3**	**-185.9**	**138.6**	**-74.6%**

(Million euros)

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2004 & 2003 (January-December)

	2004 Euro MM	2003 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**1,418.0**	**1,173.9**	**244.1**	**20.8%**
Net Turnover	1,414.3	1,169.2	245.0	21.0%
Subscribers	*1,059.5*	*889.9*	*169.6*	*19.1%*
Advertising	*56.6*	*45.6*	*11.0*	*24.1%*
Other	*298.2*	*233.7*	*64.5*	*27.6%*
Other operating revenues	3.7	4.7	-1.0	-20.7%
OPERATING EXPENSES	**1,131.9**	**1,003.2**	**128.8**	**12.8%**
Purchases	755.3	624.7	130.6	20.9%
Personnel expenses	113.6	103.1	10.6	10.2%
Other operating expenses	263.0	275.4	-12.4	-4.5%
EBITDA	**286.1**	**170.8**	**115.3**	**67.5%**
Depreciation and amortisation	292.9	256.6	36.4	14.2%
OPERATING INCOME/LOSS (EBIT)	**-6.9**	**-85.8**	**78.9**	**-92.0%**
Financial results	-117.0	-68.3	-48.7	71.2%
Share in results of companies carried by the equity method	-10.9	-31.3	20.4	-65.2%
Amortisation of goodwill	-0.5	-1.5	1.0	-68.3%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-135.2**	**-186.9**	**51.7**	**-27.7%**
Extraordinary results	-29.8	-47.9	18.1	-37.7%
Restructuring expenses	-75.6	-266.3	190.7	-71.6%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-240.6**	**-501.1**	**260.5**	**-52.0%**
Corporate income tax	-76.2	-167.0	90.8	-54.4%
CONSOLIDATED INCOME/LOSS	**-164.5**	**-334.1**	**169.6**	**-50.8%**
Income/Loss attributed to minority interests	-8.2	-4.5	-3.8	84.4%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-156.2**	**-329.6**	**173.4**	**-52.6%**

(Million euros)

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	December 31st 2004	December 31st 2003
Start-up expenses	147.3	186.5
Intangible assets	285.4	417.4
Tangible fixed assets	227.9	283.2
Long-term financial investments	1,339.1	1,254.5
Shares of the controlling company	0.0	0.6
FIXED AND OTHER NONCURRENT ASSETS	**1,999.7**	**2,142.2**
GOODWILL IN CONSOLIDATION	**0.0**	**0.5**
DEFERRED CHARGES	**47.5**	**57.0**
Inventories	145.0	161.6
Accounts receivable	318.0	439.7
Cash and short-term financial investments	3.8	6.1
Accrual accounts	12.9	14.1
CURRENT ASSETS	**479.7**	**621.6**
TOTAL ASSETS	**2,526.8**	**2,821.3**

SHAREHOLDERS' EQUITY AND LIABILITIES	December 31st 2004	December 31st 2003
Capital stock	252.0	252.0
Additional paid-in capital and other reserves	173.2	489.9
Reserves at consolidated companies	-5.9	3.1
Income / Loss for the year	-156.2	-329.6
SHAREHOLDERS' EQUITY	**263.1**	**415.3**
MINORITY INTERESTS	**26.7**	**26.4**
Shareholders loan	**174.8**	**158.0**
Subordinated debt	**199.6**	**181.7**
DEFERRED REVENUES	**38.5**	**41.3**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**46.2**	**20.6**
Long-term payables to financial entities	1,126.0	1,110.6
Other long-term accounts payable	56.1	63.6
LONG-TERM DEBT	**1,182.1**	**1,174.2**
Short-term payables to financial entities	37.3	27.9
Trade accounts payable	498.6	697.8
Other non-trade debts	34.4	49.5
Accrual accounts	25.7	28.7
CURRENT LIABILITIES	**595.9**	**803.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2,526.8**	**2,821.3**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	October - December 2004
Net income (loss)	**(47.3)**
Adjustments to income (loss)-	
Depreciation and amortisation	77.1
Amortisation of goodwill	0.4
Deferred charges and deferred revenues transferred to income statements	(1.3)
Share in results of companies carried by the equity method	1.8
Changes in provisions and other extraordinary results	23.4
Income (loss) attributed to minority interests	(0.6)
Corporate income tax	(36.4)
Funds obtained	**17.0**
Changes in operating assets and liabilities (excluding financial items)	**22.8**
Cash provided by operations	**39.8**
Investments	(14.9)
Sales and retirements of fixed assets	3.5
Cash from (used in) investing activities	**(11.4)**
Capital increases	0.0
Increase (decrease) in long-term debt (excluding financial debts)	18.8
Cash from (used in) financing activities (excluding bank facilities)	**18.8**
Increase (decrease) of long-term bank facilities	(0.9)
Increase (decrease) of short-term bank facilities	(49.4)
Changes in cash and short-term financial investments	3.1
Cash from (used in) bank facilities	**(47.2)**
Funds obtained from (used in) financing activities	**(28.4)**

(Million euros)

SOGECABLE'S CONSOLIDATED STATEMENTS OF CASH FLOW	January - December 2004
Net income (loss)	**(156.2)**
Adjustments to income (loss)-	
Depreciation and amortisation	292.9
Amortisation of goodwill	0.5
Deferred charges and deferred revenues transferred to income statements	(2.1)
Share in results of companies carried by the equity method	10.9
Changes in provisions and other extraordinary results	37.0
Income (loss) attributed to minority interests	(8.2)
Corporate income tax	(76.2)
Funds obtained	**98.5**
Changes in operating assets and liabilities (excluding financial items)	**(108.3)**
Cash provided by operations	**(9.7)**
Investments	(76.8)
Sales and retirements of fixed assets	23.7
Cash from (used in) investing activities	**(53.1)**
Capital increases	0.0
Increase (decrease) in long-term debt (excluding financial debts)	35.6
Cash from (used in) financing activities (excluding bank facilities)	**35.6**
Increase (decrease) of long-term bank facilities	15.5
Increase (decrease) of short-term bank facilities	9.4
Changes in cash and short-term financial investments	2.3
Cash from (used in) bank facilities	**27.2**
Funds obtained from (used in) financing activities	**62.8**

(Million euros)

FINANCIAL EVOLUTION

Operating revenues

As of 31 December 2004, Sogecable's Net Turnover came up to a total of 1,414.3 million euros, increasing by 245.0 million euros in comparison to the 1,169.2 million euros recorded for 2003, which represents a growth of 21.0% year-on-year.

In this sense, mention may be made that, since the third quarter of 2003, Sogecable has been consolidating revenues and expenses coming from *Audiovisual Sport* and *Vía Digital* using the Global Integration accounting method.

Net Turnover year-on-year evolution


Million euros
+245.0 m€
+193.4 m€
975.8
1,169.2
1,414.3
2002
2003
2004

During the last quarter of 2004, net turnover figures came up to 390.8 million euros, 31.1 million euros more than the 359.7 million euros recorded during the same period of the previous year.

This growth, which has been taking place throughout the year showing the positive evolution of Sogecable's activities, has made it possible to increase the revenues in the three main lines of Sogecable's net turnover.

Net Turnover yearly evolution by activities


Million euros
+19.1%
1059.5
889.9
+27.6%
298.2
233.7
+24.1%
45.6
56.6
Other revenues
Advertising
Subscribers
2003
2004

After this progress throughout the year 2004, Sogecable's Net Turnover presents the following percentage distribution,

2004 Net Turnover – Breakdown by activity

Million euros


Advertising
4%
21%
Other revenues
75%
Subscriptions

Subscription revenues

Subscription revenues account for the Group's main line of activity and represents 74.9% of Sogecable's Net Turnover in 2004.

In 2004, *Sogecable's subscription revenues* reached 1,059.5 *million* euros, in comparison to the 889.9 million euros for the year 2003, representing an year-on-year increase of 19.1%, and exceeding 1,000 million euro throughout an entire business year for the first time.

Subscriber revenue yearly evolution


Million euros
+19.1%
397.5
476.9
632.6
688.1
748.4
780.5
889.9
1059.5
1997
1998
1999
2000
2001
2002
2003
2004

In particular, during the second half of 2004, Sogecable successfully increased the subscription revenues by 16.1 million euros in comparison to the figures achieved in the same period of 2003, since the integration of the subscribers coming from *Vía Digital*, and despite the difference in the number of subscribers between both periods.

Subscriber revenue evolution 2S03 vs 2S04


Million euros
235.9
261.1
249.0
264.1
3T 2003
4T 2003
3T 2004
4T 2004
DIGITAL+ Subscribers
(Thousands, End of period)
1.815
1.795
1.605
1.653
ARPU
€ 37.7
€ 43.5
€ 47.3
€ 49.5

In that sense, the revenue growth shows an increase in the average revenue per subscriber and, at the same time, a progressive decline in the total number of subscribers throughout the period. Currently, the growth trend experienced in the subscriber base may be translated in higher revenue generation.

Advertising revenues

As of 31 December 2004, advertising revenues amounted to 56.6 million euros, reflecting an increase of 24.1% in comparison to the 45.6 million euros obtained in 2003.

During the last quarter of 2004, the advertising revenues grew by 4.4%, totalling 16.3 million euros for the period, in comparison to the 15.6 million euros obtained during the same three months of 2003.

With respect to Sogecable's Net Turnover, advertising revenues stands as 4.0% of total net turnover as of 31 December 2004.

Other revenues

In 2004, Sogecable's "Other revenues" reached 298.2 million euros, with an increase of 27.6% in comparison to the 233.7 million euros obtained in 2003.

The most significant variations with respect to the revenues recorded during the previous year correspond to the amount of revenues obtained by *Audiovisual Sport* for the distribution of audiovisual rights and the revenues related to film production and distribution.

Since the third quarter of 2003, the consolidation of *Audiovisual Sport* through the Global Integration accounting method has implied the inclusion of its revenues in the financial statements of the Sogecable Group, in which the sale of certain audiovisual rights to the Spanish Football League to other operators has meant a total revenue of 164.4 million euros as of 31 December 2004, in comparison to 67.3 million euros in 2003. During the second quarter of 2004, revenues for this item came up to 75.0 million euros.

On the other hand, the different activities of film production and distribution have spelled out revenues of 35.2 million euros in 2004. These line of activities generated revenues of 63.8 million euros in 2003, benefiting from the premières of *"La Gran Aventura de Mortadelo y Filemón", "Al Sur de Granada", "El Lápiz del Carpintero"* and *"La Balsa de Piedra"* during the previous year.

On 3 September 2004, Sogecable released "Mar Adentro", the latest production of Alejandro Amenábar. The film was recently awarded fourteen Goya prizes by the Spanish Film Academy and nominated for two Oscar awards – best foreign language film and best make-up – by the Hollywood Academy of Cinematographic Arts and Sciences.

In Spain, the film achieved a box-office in excess of 19.2 million euros in theatrical exhibition and attendance reached over 3.9 million viewers. Sogecable's revenues from the film reached 13.5 million euros in 2004.

Operating Expenses

The operating expenses incurred during the fourth quarter of 2004 amounted to 327.1 million euros, compared to the 302.8 million euros spent during the same period the previous year.

In 2004, the accumulated operating expenses reached 1,131.9 million euros, in comparison to the 1,003.2 million euros incurred in 2003. The main source of the increase is the inclusion of *Audiovisual Sport*'s audiovisual rights.

The most significant variations in the principal headings of Sogecable's Operating Expenses are the following,

Purchases

During the fourth quarter of 2004, purchases amounted to 233.9 million euros, in comparison to the 209.9 million euros spent in the same period the previous year.

Accumulated purchases as of 31 December 2004 reached 755.3 million euros, 130.6 million euros up in comparison to 624.7 million euros incurred in this item throughout the twelve months of 2003.

The bulk of the year-on-year increase came as the result of the integration of *Audiovisual Sport* into the Sogecable Group and corresponds to the audiovisual rights of the Spanish Football League and Football Cup championships. These contents represent a total accumulated cost of 307.0 million euros in 2004, in comparison to the 208.8 million euros recorded in the accounts of the year 2003.

Personnel Expenses

Personnel Expenses amounted to 27.8 million euros during the fourth quarter of 2004, in comparison to the 26.5 million euros for the same period in 2003.

As of 31 December 2004, accumulated Personnel Expenses reached 113.6 million euros, in comparison to 103.1 million euros incurred in 2003, although that year, personnel costs for the employees of *Vía Digital* and *Audiovisual Sport* only affected the second half of the year.

Likewise, the average number of employees throughout the year 2004 was 1,863, in comparison to the average 1,686 employees in 2003. The average figure for 2003 only includes *Audiovisual Sport* and *Vía Digital* employees during the second half of the year.

Other Operating Expenses

During the fourth quarter of 2004, Other Operating Expenses amounted to 65.5 million euros, slightly decreasing in comparison to the 66.4 million euros incurred during the same period of the previous year.

As of 31 December 2004, accumulated operating expenses show a significant reduction of 12.4 million euros, down 4.5%, to 263.0 million euros, in comparison to the 275.4 million euros incurred during the previous year.

This decline reflects the effects of the restructuring process of services carried out since the integration of *Vía Digital* in July 2003, increasing operative efficiency and cancelling redundancies.

Operating Profit

As of 31 December 2004, EBITDA reached 286.1 million euros, in comparison to 170.8 million euros at the end of 2003, representing a growth of 115.3 million euros, 67.5% higher than that achieved at the end of 2003.

EBITDA yearly evolution

Million euros


141.0
+21.1%
170.8
+67.5%
286.1
2002
2003
2004

This performance in EBITDA was reached by containing operating costs, which grew by 128.8 million euros year-on-year, duly offset and exceeded by an increase of 244.1 million euros in operating revenues, up 20.8% in comparison to the amounts reflected for 2003.

In order to carry out a proper comparison, mention must be made of the fact that, since the third quarter of 2003, Sogecable has been consolidating the revenues and expenses of *Audiovisual Sport* and *Vía Digital* using the Global Integration accounting method. As of 30 June 2003, before the integration of their transactions into the Sogecable Profit and Loss Statements, these companies had accumulated a negative EBITDA of 98.0 million euros.

During the fourth quarter of 2004, EBITDA amounted to 65.6 million euros, in comparison to 57.6 million euros obtained during the same period of 2003, which represents a 13.9% increase year-on-year.

Fourth Quarter EBITDA evolution

Million euros


52.2
57.6
65.6
4Q 2002
4Q 2003
4Q 2004

In 2004, the depreciation and amortisation charges amounted to 292.9 million euros, in comparison to 256.6 million euros recorded for the twelve months of 2003.

The main increases were due to the inclusion of the depreciation and amortisation costs from *Vía Digital* and *Audiovisual Sport accounts*, integrated into the Sogecable Group during the third quarter of 2003.

The depreciation and amortisation charges from *Audiovisual Sport* are basically related to start-up payments made for the acquisition of audiovisual rights and will be expensed to Profit and Loss statements until June 2006.

In 2004, the amount of depreciation and amortisation recorded by *Audiovisual Sport* reached 56.7 million euros. In 2003, *Audiovisual Sport* depreciation and amortisation charges to Sogecable's Profit and Loss statements amounted to 24.6 million euros.

As of 31 December 2004, total depreciation and amortisation charges recorded in *Vía Digital* accounts amounted to 90.7 million euros. During the third and fourth quarters of 2003, Sogecable's Profit and Loss statements included depreciation and amortisation expenses from *Vía Digital* in the amount of 45.3 million euros.

The write-off due to cancellations of subscriptions have accounted for amortisation charges of 31.5 million euros in 2004. In 2003, the same item amounted to 38.1 million euros. On top of that, during the last quarter of 2003, amortisation amounting to 21.8 million euros corresponding to subscriber acquisition costs for the year were recorded.

As a result of all this, in 2004 Sogecable achieved an EBIT of -6.9 million euros, in comparison to losses of -85.8 million euros recorded in 2003.

This EBIT level achieved in 2004 shows a 92.0% reduction in operating losses compared to those incurred in 2003, which included the operations of *Audiovisual Sport* and *Vía Digital* from the third quarter of the year.

As of 30 June 2003, before its inclusion into Sogecable's Profit and Loss statements by the Global Integration accounting method, *Audiovisual Sport* and *Vía Digital* accumulated negative EBIT results of 178.5 million euros.

Share in Results of Companies Carried by the Equity Method

The "Share in Results of Companies Carried by the Equity Method" line reflects accumulated losses of 10.9 million euros in 2004, a 65.2% decline in comparison to losses of 31.3 million euros recorded for the same item in 2003.

The main variation with respect to the comparable period is accounted for the amounts related to *Audiovisual Sport*, which are included in Sogecable's statements by the Global Integration accounting method since 30 June 2003. Up to this date, its profits and losses were reflected under the heading of "Share in Results of Companies Carried by the Equity Method".

Extraordinary Results

In addition to restructuring costs, Sogecable registered net extraordinary losses in the amount of 29.8 million euros in 2004. During the fourth quarter of 2004, Sogecable registered negative extraordinary results in the amount of 11.5 million euros.

As of 31 December 2003, Sogecable's extraordinary results amounted to -47.9 million euros. During the fourth quarter of 2003, Sogecable registered an extraordinary loss of –22.0 million euros under this heading.

The net contribution of 29.8 million euros reflected in 2004 is composed of positive extraordinary results –basically, write-offs of fixed asset provisions and the conclusion of the integration agreement– and extraordinary losses –among which the provisions for audiovisual rights and decoders not returned by subscribers after cancelling their subscription are the most relevant sources.

The accumulated extraordinary results as of 31 December 2003 include the profits from the sale of the shares of Canal Estilo, S.L. and Canal+ Technologies and the compensation sentenced by the Spanish High Court.

The negative extraordinary results of the past business year basically corresponded to the repurchase of 45% of the capital of Sogepaq, the decision to not exercise the options on certain rights of the Real Madrid F.C., the cancellation of the *Vía Digital* syndicated loan, and the write-off of *Vía Digital* assets.

Restructuring Costs

By 31 December 2004, Sogecable had concluded the restructuring process begun during the third quarter of 2003, after the integration of *Vía Digital*.

The goals targeted in this process were the reorganisation and resizing of Sogecable's activities through the absorption or cancellation of commitments in relation to suppliers of audiovisual rights, thematic channels or services.

During this quarter, Sogecable registered restructuring costs of 25.2 million euros, accumulating a total amount of 75.6 million euros in 2004. If these are added to the 266.3 million euros recorded for the second half of 2003 for these purposes, Sogecable had devoted a total amount of 341.9 million euros to this process.

On 3 February 2004, the syndicate of banks participating in the syndicated loan communicated their formal approval of the conclusion of this process, which will make it possible to apply more profitable mechanisms for calculating the cost of the financing granted to Sogecable.

Profits and Losses

The Profits and Losses Attributed to the Controlling Company for the forth quarter of 2004 reflects a loss of 47.3 million euros, in comparison to losses of 185.9 million euros for the same period of 2003.

For 2004, Sogecable reflected Profits and Losses Attributed to the Controlling Company in the amount of 156.2 million euros of losses, showing a reduction of 52.6% in losses as compared to losses of 329.6 million euros recorded in the previous year.

Investments

In 2004, Sogecable's investments amounted to 76.8 million euros. Investment in decoders and direct costs incurred in recruiting new digital subscribers amounted to 20.1 million euros and 36.3 million euros, respectively.

Investments in the film activities involved 7.5 million euros, and the maintenance investments did not exceed 12.9 million euros for the whole year.

International Accounting Standards

In 2003 and 2004, Sogecable carried out different research under the guidance and assessment of external auditors so as to verify the adaptation of its accounting criteria to International Financial Reporting Standards (IFRS).

From the next quarter onwards, Sogecable will be releasing its financial statements according to the new standards applicable. Regard to this, on the basis of the surveys previously mentioned, no significant impact on subsequent financial statements in comparison to current statements are expected.

Cash Flow

As of 31 December 2004, net banking debt withdrawn by Sogecable amounts to 1,159.5 million euros. As of 30 September 2004, the net banking debt withdrew by Sogecable was 1,206.7 million euros. At the end of the year 2003 this amount reached 1,132.3 million euros.

Throughout the year 2004, Sogecable only increased its financial debt withdrawn by 27.2 million euros. In 2004, Sogecable generated funds in the amount of 98.5 million euros, registering a negative variation of 108.3 million euros in working capital, basically due to the impact of the restructuring process.

During the last quarter of 2004, the net financial debt withdrawn by Sogecable decreased by 47.2 million euros and stood at 1,159.5 million euros at the end of the year.

Bank debt evolution


1,132
1,210
1,204
1,207
1,160
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04

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APPENDIX II
IMPORTANT INFORMATION

POINT 6. – Information communicated on February 12, 2004.

Sogecable, S.A communicated that in the meeting of the Audit and Compliance Committee, Mr. Gregorio Marañon Bertrán de Lis formally announced his resignation from the post of Chairman of the Committee, and Mr. Jaime Terceiro Lomba was appointed as the new Chairman. As a result, the Audit and Compliance Committee was thus comprised of Mr. Jaime Terceiro Lomba as Chairman, and Mr. Gregorio Marañon Bertrán de Lis, Mr. Luis Lada Díaz and Groupe Canal +, represented by Mr. Eric Pradon as members.

POINT 6. – Information communicated on February 17, 2004.

The Board of Directors of Sogecable appointed Mr. Jaime Terceiro Lomba as a member of the Executive Committee of the Company, as an independent director of the company and as Chairman of the Audit and Compliance Committee.

POINT 6. – Information communicated on March 16, 2004.

The Board of Directors of Sogecable, in its meeting held prior to the General Shareholders' Meeting, agreed to appoint Vivendi Universal as director in order to cover the vacancy left by Groupe Canal +.

The Board of Directors, in its meeting held after the General Shareholders' Meeting, agreed to accept the resignation from his posts as Director of the Chairman of the Board of Directors and of the Executive Committee, Mr. Jesús de Polanco Gutiérrez and appoint Mr. Rodolfo Martín Villa as the new Chairman of the Board of Directors and of the Executive Committee.

Likewise, the Board of Directors of Sogecable agreed to appoint Mr. Borja García-Nieto Portabella as Director of the Company in order to cover the vacancy left by the resignation of Mr. Jesús de Polanco Gutiérrez. Mr. García-Nieto is an independent director.

In addition, the Board of Directors agreed to re-elect the following directors as members of the Executive Committee of the Company: Mr. Juan Arenas Uría, Mr. Luis Blasco Bosqued, Mr. Juan Luis Cebrián Echarri, Mr. Jean-Francois Dubos, Mr. José María García Alonso and Mr. Leopoldo Rodés Castañé.

In the same meeting, the Board of Directors appointed Vivendi Universal as director and member of the Audit and Compliance Committee in order to cover the vacancy left by the resignation of Groupe Canal +, and re-elected the following directors as members of the Audit and Compliance Committee: Mr. Luis Lada Díaz and Mr. Gregorio Marañon Bertrán de Lis.

In addition, the following directors were re-elected as members of the Appointments and Remuneration Committee: Mr. Luis Abril Pérez, Mr. Juan Luis Cebrián Echarri, Mr. Jean-Francois Dubos and Mr. Leopoldo Rodés Castañé.

POINT 6. – Information communicated on July 20, 2004.

The Board of Directors of Sogecable agreed to accept the resignation of Mr. José María García Alonso as Director and members of the Executive Committee of the Company. Likewise, and in order to fill the vacancy left by said resignation, the Board agreed, upon the proposal of the member Caja Madrid, to appoint Mr. Mariano Pérez Claver as a Director of the Company and as a member of the Executive Committee of Sogecable.

POINT 6. – Information communicated on October 26, 2004.

The Board of Directors of Sogecable accepted the resignation of Mr. Jacques Espinasse as a Director of the Company. However, he shall remain on the Board of Directors, in his capacity as a private individual, as the representative of the Director and shareholder VIVENDI UNIVERSAL, S.A.

POINT 7. – Information communicated on March 16, 2004.

Sogecable communicated that the General Shareholders' Meeting had been held in which all of those resolutions submitted thereto were adopted, and in particular, the amendments to the Articles of Association. Copies were issued of all those resolutions adopted in the General Shareholders' Meeting.

POINT 14. – Information communicated on February 17, 2004.

The Board of Directors of Sogecable agreed to call the General Shareholders' Meeting. The Agenda of the General Meeting was also issued.

POINT 14. – Information communicated on February 17, 2004.

The Board of Directors of Sogecable approved the Annual Report of the Corporate Governance for the financial year 2003, as laid down in Section 116 of the Equity Market Law. A copy of said report was attached.

POINT 14. – Information communicated on February 26, 2004.

Sogecable communicated the convening of the General Shareholders' Meeting for the dates March 15 and 16, 2004, stressing the fact that it would probably be held on the "second call".

POINT 14. – Information communicated on March 16, 2004.

Sogecable, S.A. sent a copy of the addresses given by the Chairman and the Managing Director in the General Shareholders' Meeting.

POINT 14. – Information communicated on April 16, 2004.

Sogecable, S.A. communicated the fact that the Executive Committee of the Company had agreed to acquire a maximum number of 320,217 of its own shares, representing 0.25% of the share capital, with the aim of complying with the Options System referred to in the sixth resolution adopted in the General Shareholders' Meeting held on 16/05/2000, and which constitutes a "Programme for repurchasing shares" for the purposes of that laid down in the Regulation (EC) 2273/2003 of the European Commission and in that laid down in Directive 77/91/EEC. The maximum value of the shares acquired will be that recorded at the close of the trading day or days on which the corresponding transactions are carried out. These acquisitions will be executed within a maximum time period of six months from April 19, 2004, inclusive.

POINT 14. – Information communicated on July 20, 2004.

The Board of Directors approved the amendment of the Internal Regulations of the Board and the Regulation of Conduct of Sogecable and its Group of Companies with regard to matters relating to the Equity Market.

POINT 14. – Information communicated on February 7, 2005.

Sogecable communication the termination, as at December 31, 2004, of the restructuring process of its activities that commenced in July 2003, after the integration of Vía Digital in the Sogecable Group.

As at February 3, 2005, those financial entities participating in the financing of Sogecable confirmed their acceptance of the termination of this process, which is now finalised and will allow, among other things, the activation of the mechanism for reducing the cost of the bank financing of Sogecable.